Draft 1/19/2001


                     SECURITIES AND EXCHANGE COMMISSION

                           Washington, D.C. 20549

                                SCHEDULE 13D

         Information to be included in statements filed pursuant to Rule 13d-1(a) and amendments thereto filed pursuant to Rule 13d-2(a)

                          Time Warner Telecom Inc.
---------------------------------------------------------------------------
                              (Name of Issuer)


               Class A Common Stock, Par Value $.01 Per Share
---------------------------------------------------------------------------
                       (Title of Class of Securities)


                                 887319101
---------------------------------------------------------------------------
                              (CUSIP Number)


                          Paul T. Cappuccio, Esq.
                 Executive Vice President, General Counsel
                               and Secretary

                            AOL Time Warner Inc.
                            75 Rockefeller Plaza
                             New York, NY 10019
                               (212) 484-8000
----------------------------------------------------------------------------

         (Name, Address and Telephone Number of Person Authorized
                        to Receive Notices and Communications)

                              January 11, 2001
          ---------------------------------------------------------

          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.

                      (Continued on following page(s))

                                SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

----------------------------------------------------------------------------
1   NAME OF REPORTING PERSON
    S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
    AOL Time Warner Inc.
    IRS No. 13-4099534
----------------------------------------------------------------------------
2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a)
                                                      (b)
----------------------------------------------------------------------------
3   SEC USE ONLY
----------------------------------------------------------------------------
4   SOURCE OF FUNDS*
    00
----------------------------------------------------------------------------
5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) OR 2(e)
----------------------------------------------------------------------------
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware
----------------------------------------------------------------------------
    NUMBER OF             7   SOLE VOTING POWER
    SHARES                    0
    BENEFICIALLY          --------------------------------------------------
    OWNED BY EACH         8   SHARED VOTING POWER
    REPORTING                 50,363,738     (Class B Common Stock) 1,2
    PERSON WITH           --------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          --------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              50,363,738     (Class B Common Stock) 1
----------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    50,363,738    (Class B Common Stock) 1
----------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
    CERTAIN SHARES 2                            [X]
----------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
    69.7%         (Class B Common Stock) 1 or
    60.1%         (Class A Common Stock)
----------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON*
    CO
----------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

(2) Solely as a result of a Stockholders Agreement dated as of May 10, 1999, among AOL Time Warner (as successor by merger to Time Warner Inc.), AT&T Corporation ("AT&T") (as successor by merger to MediaOne of Colorado, Inc.), Advance Telecom Holdings Corporation ("Advance") (by transfer from Advance/Newhouse Partnership) and Newhouse Telecom Holdings Corporation ("Newhouse") (by transfer from Advance/Newhouse Partnership), to vote their shares of Class B Common Stock in favor of each others' directors AOL Time Warner may be deemed the beneficial owner of 6,289,842 shares of Class B Common Stock owned by AT&T, 6,036,063 shares of Class B Common Stock owned by Advance and 9,536,856 shares of Class B Common Stock owned by Newhouse.

                                SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Time Warner Inc.
     IRS No. 13-1388520
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                50,363,738     (Class B Common Stock) 1,2
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              50,363,738     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     50,363,738    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES 2                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     69.7%         (Class B Common Stock) 1 or
     60.1%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

(2) Solely as a result of a Stockholders Agreement dated as of May 10, 1999, among AOL Time Warner (as successor by merger to Time Warner Inc.), AT&T Corporation ("AT&T") (as successor by merger to MediaOne of Colorado, Inc.), Advance Telecom Holdings Corporation ("Advance") (by transfer from Advance/Newhouse Partnership) and Newhouse Telecom Holdings Corporation ("Newhouse") (by transfer from Advance/Newhouse Partnership), to vote their shares of Class B Common Stock in favor of each others' directors AOL Time Warner may be deemed the beneficial owner of 6,289,842 shares of Class B Common Stock owned by AT&T, 6,036,063 shares of Class B Common Stock owned by Advance and 9,536,856 shares of Class B Common Stock owned by Newhouse.

                                SCHEDULE 13D

CUSIP No.      Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     FibrCom Holdings LP
     I.R.S. No. 06-1530235
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                4,875,000     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              4,875,000     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     4,875,000    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES *                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     6.7%         (Class B Common Stock) 1
    12.7%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

                                SCHEDULE 13D

CUSIP No.      Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Time Warner Companies, Inc.
     IRS No. 13-1388520
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                3,367,609     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              3,367,609     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,367,609    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7%         (Class B Common Stock)
     9.1%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

                                SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     American Television and Communications Corporation
     I.R.S. No. 13-2922502
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                15,469,415     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              15,469,415     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     15,469,415    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     21.4%         (Class B Common Stock) 1
     31.6%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
  INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING
         EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.


(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

                                SCHEDULE 13D

CUSIP No.         Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Warner Communications Inc.
     I.R.S. No. 13-2696809
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                22,510,784     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              22,510,784     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     22,510,784    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     31.2%         (Class B Common Stock)
     40.2%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

                                SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     TW/TAE Inc.
     I.R.S. No. 13-3667918
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                3,367,609     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              3,367,609     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     3,367,609    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     4.7%         (Class B Common Stock)
     9.1%         (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     CO
---------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

                               SCHEDULE 13D

CUSIP No.          Class A Common Stock -- 887319101

---------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
     Paragon Communications
     I.R.S. No. 84-1029466
---------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a)
                                                         (b)
---------------------------------------------------------------------------
3    SEC USE ONLY
---------------------------------------------------------------------------
4    SOURCE OF FUNDS*
     00
---------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)
---------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION
     Delaware
---------------------------------------------------------------------------
     NUMBER OF            7   SOLE VOTING POWER
     SHARES                   0
     BENEFICIALLY         -------------------------------------------------
     OWNED BY EACH        8   SHARED VOTING POWER
     REPORTING                773,322     (Class B Common Stock) 1
     PERSON WITH          -------------------------------------------------
                          9   SOLE DISPOSITIVE POWER
                              0
                          -------------------------------------------------
                          10  SHARED DISPOSITIVE POWER
                              773,322     (Class B Common Stock) 1
---------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     773,322    (Class B Common Stock) 1
---------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
     CERTAIN SHARES*                            [X]
---------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
     1.1%          (Class B Common Stock)
     2.2%          (Class A Common Stock)
---------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*
     PN
---------------------------------------------------------------------------


                   *SEE INSTRUCTIONS BEFORE FILLING OUT!
        INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7 (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

(1) The Class B Common Stock of Time Warner Telecom Inc. is immediately convertible on a share for share basis into Time Warner Telecom Class A Common Stock.

          AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), and its wholly owned subsidiaries, Time Warner Inc., a Delaware corporation ("Time Warner"), Time Warner Companies, Inc., a Delaware corporation ("TWC"), Warner Communications Inc., a Delaware corporation ("Warner"), American Television and Communications Corporation, a Delaware corporation ("ATC"), FibrCOM Holdings LP, a Delaware limited partnership ("Fibrcom"), TW/TAE, Inc., a Delaware corporation ("TW/TAE"), and Paragon Communications, a Colorado general partnership ("Paragon") (collectively, the "Reporting Persons"), hereby file this Statement on Schedule 13D (the "Statement") as required by Rule 13d-1(d) under the Securities Exchange Act of 1934, as amended (the "Act"), relating to shares of Class B Common Stock, par value $.01 per share, (the "Class B Common Stock"), of Time Warner Telecom Inc. ("Time Warner Telecom") of which AOL Time Warner is the ultimate beneficial owner. Each share of Class B Common Stock is immediately convertible on a share for share basis into shares of Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), of Time Warner Telecom. Pursuant to Rule 13d-1(k) under the Act and as provided in the Joint Filing Agreement filed as Exhibit 3 hereto, the Reporting Persons have agreed to file one statement with respect to their ownership of Class B Common Stock of Time Warner Telecom. The joint
Schedule 13D of the Reporting Persons is hereinafter referred to as the "Statement".

          The Statement is being filed as a result of the combination (the "Holding Company Transaction") on January 11, 2001 of America Online, Inc. ("AOL") and Time Warner, in connection with which (1) each of AOL and Time Warner became a wholly owned subsidiary of AOL Time Warner and (2) AOL Time Warner became the ultimate beneficial owner of the Time Warner Telecom Class B Common Stock beneficially held by TWC, WCI, ATC, Fibrcom, TW/TAE and Paragon, each an indirect wholly owned subsidiary of AOL Time Warner. As a result of the Holding Company Transaction, Rule 13d-1(d) of the Act no longer applies to Time Warner and AOL Time Warner is not eligible to use
Schedule 13G. AOL Time Warner is the beneficial owner of 69.7% of the Class B Common Stock or upon conversion 32.3% of the Class A Common Stock of Time Warner Telecom.

          The Statement amends and supplements the Statement on Schedule 13G originally filed on February 14, 2000, with respect to shares of Class A Common Stock beneficially owned by certain of the Reporting persons.

Item 1. Security and Issuer.


          The Statement relates to the Class A Common Stock, par value $.01 per share, and the Class B Common Stock, par value $.01 per share ("Class B Common Stock"), of Time Warner Telecom Inc., a Delaware corporation ("Time Warner Telecom"). The address of the principal executive offices of Time Warner Telecom is 10475 Park Meadows Drive, Littleton, CO 80124.

Item 2. Identity and Background.

          The Statement is filed on behalf of AOL Time Warner Inc., a Delaware corporation ("AOL Time Warner"), Time Warner Inc., a Delaware corporation ("Time Warner"), FibrCOM Holdings, LP, a Delaware limited partnership ("Fibrcom"), Time Warner Companies, Inc., a Delaware corporation ("TWC"), American Television and Communications Corporation, a Delaware corporation ("ATC"), Warner Communications Inc., a Delaware corporation ("Warner") TW/TAE, Inc., a Delaware corporation ("TW/TAE") and Paragon Communications ("Paragon"), a Colorado general partnership. AOL Time Warner, Time Warner, TWC, ATC, Fibrcom, Warner, TW/TAE and Paragon are hereinafter collectively referred to as the "Reporting Persons".

          AOL Time Warner has its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019. AOL Time Warner is the first internet powered media and communications company. Its business interests include interactive services, cable systems, publishing, music, networks and filmed entertainment. Substantially all of AOL Time Warner's interests in filmed entertainment, most of its interests in cable systems and a substantial portion of its interests in networks are held through Time Warner Entertainment Company, L.P. ("TWE"), a Delaware limited partnership in which AOL Time Warner has a majority interest.

          Time Warner, a wholly owned subsidiary of AOL Time Warner, has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Time Warner is a holding company with the same business interests as AOL Time Warner, except it does not have an ownership interest in AOL's interactive services businesses.

          TWC, a wholly owned subsidiary of Time Warner, has its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019. TWC is a holding company with interests in publishing, music, cable systems, networks and filmed entertainment.

          Warner, an indirect wholly owned subsidiary of TWC, has its principal executive offices at 75 Rockefeller Plaza, New York, New York 10019. Warner is a holding company that holds partnership interests in TWE and substantially all of AOL Time Warner's music business, conducted under the umbrella name of Warner Music Group Inc.

          ATC, a wholly owned subsidiary of TWC, has its principal executive offices at 290 Harbor Drive, Stamford, CT 06902. ATC's principal business activity is holding a general partnership interest in TWE.

          TW/TAE, an indirect wholly owned subsidiary of TWC, has its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019. TW/TAE's principal business activity is holding a limited partnership interest in TWE.

          Fibrcom, an indirect wholly owned subsidiary of TWC, holds an interest in Time Warner Telecom as its principal business activity. Its principal executive offices are at 75 Rockefeller Plaza, New York, NY 10019. FIBRCOM Incorporated ("FI"), a Delaware corporation and the general partner of Fibrcom, is a wholly owned indirect subsidiary of TWC and its principal executive offices are at 75 Rockefeller Plaza, New York, NY 10019. FI is holding a company and its principal business activity is holding an interest in Fibrcom.

          Paragon, an indirect wholly owned subsidiary of TWC, owns and operates cable television systems. The general manager of Paragon is KBL Communications, Inc. ("KBL"), a Delaware corporation, which has its principal executive offices at 75 Rockefeller Plaza, New York, NY 10019. KBL is a holding company with interests in cable systems. KBL is a wholly owned indirect subsidiary of TWC.

          The name, business address, citizenship, present principal occupation or employment (and the name, principal business and address of any corporation or other organization in which such employment is conducted) of each director and executive officer of each of the Reporting Persons or any general partner of the Reporting Persons is set forth in Annexes A through H, respectively, which Annexes are incorporated herein by reference.

          During the last five years, none of the Reporting Persons, nor, to the best knowledge of the Reporting Persons, any person named in Annexes A through H hereto has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

          Except as described herein, to the best knowledge of the Reporting Persons as of the date hereof, (i) none of the Reporting Persons, nor any of the persons listed on Annexes A to H beneficially ownes any shares of Class A Common Stock and (ii) there have been no transactions in the shares of Class A Common Stock or Class B Common Stock effected during the past 60 days by the Reporting Persons, nor to the best of the knowledge of the Reporting Persons, any of the persons listed on Annexes A through H.

Item 3.  Source and Amount of Funds or Other Consideration.

          In 1998, Time Warner Telecom LLC ("TWT LLC") was created as a result of a reorganization of the business telephony operations of Time Warner, TWE and a partnership between TWE, Advance and Newhouse ("TWE-A/N"). As part of that reorganization, (1) the business telephony operations conducted by Time Warner, TWE and TWE-A/N were each contributed to TWT LLC and (2) TWE's and TWE-A/N's interests therein were distributed to their partners, Time Warner, AT&T, Advance and Newhouse.

          On May 10, 1999, TWT LLC, Time Warner Telecom Inc., a wholly owned subsidiary of TWT LLC ("TWT Inc.") and TW Telecom Merger Corp., a newly formed Delaware corporation, entered into an Agreement and Plan of Merger. Pursuant to the Agreement and Plan of Merger, TWT LLC and TWT Inc. merged into TW Telecom Merger Corp., and TW Telecom Merger Corp., the surviving corporation, changed its name to Time Warner Telecom Inc. (the "Reconstitution"). The holders of Class B limited liability company interests of TWT LLC became holders of Class B Common Stock of Time Warner Telecom and the holders of Class A limited liability company interests of TWT LLC became holders of Class A Common Stock of Time Warner Telecom. In the Reconstitution, Time Warner exchanged Class B limited liability company interests equaling a 62% Class B participation percentage in TWT LLC for 50,363,739 shares of Class B Common Stock of Time Warner Telecom.

          The description of the Agreement and Plan of Merger contained herein is qualified in its entirety by reference to the Agreement, which is attached hereto as Exhibit 1.

          On January 11, 2001, the Holding Company Transaction was consummated pursuant to the Second Amended and Restated Agreement and Plan of Merger, dated as of January 10, 2000, among AOL Time Warner, AOL, Time Warner, America Online Merger Sub Inc., a wholly owned subsidiary of AOL Time Warner ("AOL Merger Sub") and Time Warner Merger Sub Inc., a wholly owned subsidiary of AOL Time Warner ("TW Merger Sub"), AOL Merger Sub was merged into AOL and TW Merger Sub was merged into Time Warner (the "Mergers"). As a result, AOL and Time Warner each became a wholly owned subsidiary of AOL Time Warner. In addition, upon consummation of the Mergers, (i) each outstanding share of AOL Common Stock was automatically converted into one share of AOL Time Warner Common Stock, (ii) each outstanding share of Time Warner Common Stock was automatically converted into 1.5 shares of AOL Time Warner Common Stock and (iii) each outstanding share of Time Warner Series LMCN-V Common Stock was automatically converted into 1.5 shares of AOL Time Warner Series LMCN-V Common Stock having terms substantially identical to those of the Time Warner Series LMCN-V common stock.

          As a result of the Holding Company Transaction, AOL Time Warner became the ultimate beneficial owner of the Class B Common Stock of Time Warner Telecom.

Item 4. Purpose of Transaction.

          As a result of the Holding Company Transaction, as described in
Item 3 above, AOL Time Warner beneficially holds 50,363,739 shares of Class B Common Stock of Time Warner Telecom.

          AOL Time Warner, Time Warner, TWC, WCI, ATC, Fibrcom, TW/TAE and Paragon intend to review and evaluate their investment in Time Warner Telecom from time to time consistent with the contractual restrictions set forth in Item 6. On the basis of such review and evaluation, AOL Time Warner, Time Warner, TWC, WCI, ATC, Fibrcom, TW/TAE and Paragon may acquire additional Time Warner Telecom securities from time to time in market transactions or otherwise or may dispose of some or all of their holdings of Time Warner Telecom securities from time to time in market transactions or otherwise or may participate in an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Time Warner Telecom. In addition, as described in Item 6 below, pursuant to a recent amendment to the Stockholders Agreement, AOL Time Warner has the ability to appoint four directors to the board of directors of Time Warner Telecom (as opposed to three directors prior to the recent amendment). AOL
Time Warner has not yet named the fourth director.

          Other than as reported in this Item 4, none of the Reporting Persons have any current plans or proposals that relate to or would result in (i) the acquisition or disposition of securities of Time Warner Telecom;
(ii) initiating an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving Time Warner Telecom or any of its subsidiaries; (iii) a sale or transfer of a material amount of assets of Time Warner Telecom or any of its subsidiaries; (iv) any change in the present board of directors or management of Time Warner Telecom including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board; (v) any material change in the present capitalization or dividend policy of Time Warner Telecom; (vi) initiating any other material change in Time Warner Telecom's business or corporate structure; (vii) changes in Time Warner Telecom's charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition of control of Time Warner Telecom by any person; (viii) causing a class of securities of Time Warner Telecom to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (ix) causing a class of equity securities of Time Warner Telecom to become eligible for termination of registration pursuant to
Section 12(g)(4) of the Securities Exchange Act of 1934, as amended; or (x) any action similar to any of those enumerated in clauses (i) through (ix) of this sentence.

Item 5. Interest in Securities of the Issuer.

          The Reporting Persons directly own the following shares of Class B Common Stock of Time Warner Telecom:

                                              Class A
              Reporting Person              Common Stock
              ----------------              ------------

        Warner Communications Inc.           22,510,784
        American Television and
           Communications Corporation        15,469,415
        FibrCOM Holdings, LP                  4,875,000
        Time Warner Companies, Inc.           3,367,609
        TW/TAE Inc.                           3,367,609
        Paragon Communications                  773,322

          In addition, each Reporting Person listed above beneficially owns an equal number of shares of Class A Common Stock by virtue of that party's ownership of Class B Common Stock, which is convertible at any time on a share for share basis into Class A Common Stock.

          Because each of the Reporting Persons listed above is an indirect wholly owned subsidiary of AOL Time Warner, AOL Time Warner may be deemed to be the indirect beneficial owner of the shares of Class B Common Stock (and Class A Common Stock due to the conversion explained above) owned by such Reporting Persons. Accordingly, AOL Time Warner, and the Reporting Persons as a group, beneficially own 50,363,793 shares of Class B Common Stock and an equal number of shares of Class A Common Stock (due to the conversion right) and may be deemed to share voting and dispositive power.

          Because of the provisions of the Stockholders Agreement, described in Item 6 below, relating to the voting and disposition of the Class B Common Stock by AOL Time Warner (as successor by merger to Time Warner), AT&T Corporation ("AT&T") (as successor by merger to MediaOne Group, Inc.), Advance Telecom Holdings Corporation ("Advance") (by transfer from Advance/Newhouse Partnership) and Newhouse Telecom Holdings Corporation (by transfer from Advance/Newhouse Partnership) ("Newhouse", and together with AOL Time Warner, AT&T and Advance, the "Existing Stockholders"), the Existing Stockholders may be deemed to constitute a "group". The Existing Stockholders collectively have beneficial ownership of 72,226,500 shares of Class B Common Stock (and 72,226,500 shares of Class A Common Stock, based upon conversion of the Class B Common Stock). The Reporting Persons disclaim beneficial ownership of any of the shares owned by AT&T, Advance and Newhouse.

          One person who is a director of FI and a director and executive officer of KBL, and who serves as an AOL Time Warner nominee on the board of Time Warner Telecom, has reported legal beneficial ownership of Class A Common Stock of Time Warner Telecom, as follows: Spencer B. Hays has reported that he has sole voting and dispositive power over 2,000 shares of Class A Common Stock of Time Warner Telecom that were purchased in the open market with personal funds.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

          In connection with the Reconstitution, Time Warner, MediaOne and Newhouse entered into a Stockholders Agreement dated as of May 10, 1999 (the "Stockholders Agreement"). The following summary description of the Stockholders Agreement does not purport to be complete and is qualified in its entirety by reference to the text of such agreement, which is attached hereto as Exhibit 2. Additionally, there can be no assurance that the Existing Stockholders will not cause the Stockholders Agreement to be amended, modified or terminated or cause Time Warner Telecom to waive any provision of such agreement.

          The Stockholders Agreement provides that at each annual meeting of Time Warner Telecom's stockholders at which directors are elected, the holders of the Class B Common Stock will vote their shares in favor of the following nominees:

     (1) the nominees selected by the holders of Class B Common Stock as described in the next paragraph,

     (2)  the chief executive officer, and

     (3) three nominees who are neither employed nor affiliated with Time Warner Telecom or any holder of Class B Common Stock and who are selected by a committee comprised of all the members of the board of directors, other than the chief executive officer and the independent directors;

provided that if the Existing Stockholders do not have the right to nominate a total of at least three Class B nominees, such nominating committee shall consist of a total of three directors and shall include such Class B nominees plus such other director or directors as shall be determined by a majority of the board of directors. Solely as a result of the agreement of each Existing Stockholder to vote in favor of the other Existing Stockholders' director nominees under the stockholders agreement, the Existing Stockholders may be deemed to share beneficial ownership of the shares beneficially owned by each of them. AOL Time Warner disclaims any such beneficial ownership

          Initially under the Stockholders Agreement, the Class B nominees were selected as follows: initially three Class B nominees were designated by AOL Time Warner, three by AT&T and one by Advance and Newhouse. Under the Stockholders Agreement, the ability of the Existing Stockholders to designate any Class B nominees depends on the identity of the particular stockholder and the percentage of shares of Class A Common Stock and Class B Common Stock owned by it. As of June 30, 2000, each Existing Stockholder must own at least 7.28% of the Common Stock to appoint one director. In the case of AOL Time Warner, so long as it owns at least 14.55% of the Common Stock it will be entitled to nominate four directors. In the event that AOL Time Warner owns less than 14.55% of the Common Stock, which event is referred to herein as an "AOL Time Warner step event", the number of directors which AOL Time Warner may nominate will decrease proportionally with its ownership of the Common Stock until it owns less than 7.28%, at which point it will not be entitled to nominate any directors. In the case of AT&T, so long as an AOL Time Warner step event has not occurred and it owns at least 7.28% of the Common Stock, AT&T will be entitled to nominate three directors. If an AOL Time Warner step event has occurred, the number of directors that AT&T is entitled to nominate will decrease proportionally with its ownership of the Common Stock (in accordance with the same percentage thresholds as apply to AOL Time Warner) until it owns less than 7.28%, at which point it will not be entitled to nominate any directors. If an AOL Time Warner step event has not occurred but AT&T owns less than 7.28% of the Common Stock, it will not be entitled to nominate any directors. In the case of the Advance/Newhouse stockholder group, so long as it owns at least 7.28% of the Common Stock, the Advance/Newhouse stockholder group will be entitled to nominate one director. The foregoing percentages shall be adjusted, from time to time, in the event that Time Warner Telecom issues additional shares of Common Stock or takes actions in respect of Common Stock, such as stock splits or recapitalizations, to reflect the percentages that would have been in effect had such action been taken as of the effective date of the Reconstitution and prior to the computation of such percentages.

          The Stockholders Agreement prohibits any transfer of Class B Common Stock held by the Existing Stockholders, unless expressly permitted under the terms thereof. In addition, voting agreements relating to the Class B Common Stock with any third party are prohibited.

          If a selling Class B stockholder proposes to sell all of its shares of Class B Common Stock pursuant to a bona fide offer from an unaffiliated third party, such stockholder shall give a refusal notice to all other holders of Class B Common Stock. The notice must contain the identity of the offeror and an offer to sell such stock to the holders of Class B Common Stock upon the terms and subject to the conditions set forth in the offer from the third party. The non-selling holders of Class B Common Stock will have the right of first refusal to purchase pro rata all, but not less than all, of such Class B Common Stock. If the non-selling holders do not exercise that right for all the shares, the selling Class B Stockholder shall be free, for a period of 90 days thereafter, to sell such shares of Class B Common Stock, as shares of Class B Common Stock, to the third party offeror on terms and conditions that are no less favorable to the selling Class B Common stockholder than those contained in the refusal notice. If a holder sells all, but not less than all, of its Class B Common Stock as shares of Class B Common Stock, such holder may transfer its right to nominate Class B nominees for election to the board of directors. In addition, if AOL Time Warner proposes to sell all, but not less than all, of its Class B Common Stock together with shares of its Class A Common Stock that represent an aggregate of more than one-third of the outstanding shares of Common Stock, then other holders of Class B Common Stock will have certain "tag-along" rights that provide them with the right to sell their shares of Class A Common Stock and Class B Common Stock on a pro rata basis along with, and on the same terms and conditions as, AOL Time Warner. However, these "tag-along" rights apply to all Class B Common Stock prior to applying to any Class A Common Stock held by such holders. In connection with such sale, AOL Time Warner and any other stockholder transferring all of its shares of Class B Common Stock shall have the right to transfer all of its right, if any, to nominate Class B nominees for election to the board of directors. In addition, AOL Time Warner and the other selling stockholders will not be required to convert their shares of Class B Common Stock to Class A Common Stock prior to such sale.

          Except for transfers to affiliates and any other transfer described above, immediately prior to any direct transfer of Class B Common Stock or certain indirect transfers of Class B Common Stock, the Class B Common Stock must be converted to Class A Common Stock. Except for transfers described above, a stockholder may not transfer its right to nominate Class B nominees. A holder of Class B Common Stock will not be required to convert its shares into Class A Common Stock, and such holder's right to nominate Class B nominees will not terminate, if such holder is acquired by a third party or such holder distributes to its stockholders a company holding its shares of Class B Common Stock, as well as other assets.

Item 7.   Material to Be Filed as Exhibits.


    Exhibit 1: Agreement and Plan of Merger dated as of May 10, 1999 (incorporated by reference to Exhibit 2.1 to Time Warner Telecom's Quarterly Report on Form 10-Q for the quarter ended June 30, 1998 (File No. 0-30218)).

    Exhibit 2:    Stockholders Agreement dated as of May 10, 1999
                  (incorporated by reference to Exhibit 4.1 to Time Warner Telecom's Registration Statement on Form S-1 (Registration No. 333-49439)).

   Exhibit 3: Joint filing Agreement among AOL Time Warner, Time Warner, TWC, WCI, ATC, TW/TAE, Paragon and
                  Fibrcom.

                                 Signature

          After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this Statement is true, complete and correct.

Date:  January 23, 2001

                                             AOL TIME WARNER INC.

                                             By /s/ J. Michael Kelly
                                                -----------------------------
                                                Name:  J. Michael Kelly
                                                Title: Executive Vice
                                                       President and Chief
                                                       Financial Officer


                                             TIME WARNER INC.


                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Senior Vice President


                                             TIME WARNER COMPANIES, INC.


                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Senior Vice President


                                             WARNER COMMUNICATION INC.

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             AMERICAN TELEVISION AND
                                             COMMUNICATIONS CORPORATION


                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President

                                             FIBRCOM HOLDINGS, L.P.
                                             By its general partner


                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             TW/TAE, INC


                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             PARAGON COMMUNICATIONS
                                             By its managing general
                                             partner KBL COMMUNICATIONS INC.

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hayes
                                                Title: Vice President

                                                                  EXHIBIT 3

                           JOINT FILING AGREEMENT

AOL Time Warner Inc., Time Warner Inc., Time Warner Companies, Inc., Warner Communications Inc., American Television and Communications Corporation, TW/TAE, Inc., Paragon Communications and Fibrcom Holdings, LP, each hereby agrees, in accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934 (the "Act"), as amended, that the Statement on Schedule 13D filed herewith, and any amendments thereto, relating to the shares of Class A Common Stock, par value $.01 per share and upon conversion of the Class B Common Stock, par value $.01 per share, of Time Warner Telecom Inc., is, and will be, filed jointly on behalf of each such person and further agree that this Joint Filing Agreement be included as an Exhibit to such joint filings. In evidence thereof, the undersigned hereby execute this Agreement as of the date set forth below.

Dated:  January 23, 2001


                                             AOL TIME WARNER INC.

                                             BY /s/ J. Michael Kelly
                                                -----------------------------
                                                Name:  J. Michael Kelly
                                                Title: Executive Vice President
                                                       and Chief Financial
                                                       Officer


                                             TIME WARNER INC.

                                             BY /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Senior Vice President


                                             TIME WARNER COMPANIES, INC.

                                             BY /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Senior Vice President


                                             WARNER COMMUNICATIONS INC.

                                             BY /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Senior Vice President

                                             AMERICAN TELEVISION AND
                                             COMMUNICATIONS CORPORATION

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             FIBRCOM HOLDINGS, L.P.,
                                             By its general partner,

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             TW/TAE, Inc.

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President


                                             PARAGON COMMUNICATIONS,
                                             By its managing general partner
                                             KBL Communications Inc.

                                             By /s/ Spencer B. Hays
                                                -----------------------------
                                                Name:  Spencer B. Hays
                                                Title: Vice President

                                  ANNEX A

          The following is a list of the directors and executive officers of AOL Time Warner Inc. ("AOL Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of AOL Time Warner, each person is a citizen of the United States of America.

Directors

                                             Principal Occupation or
Name                        Office           Employment and Address
----                        ------           ----------------------

Daniel F. Akerson           Director         Chairman of the Board and
                                             Chief Executive Officer,
                                             XO Communications, Inc.
                                             11111 Sunset Hills Drive
                                             Reston, VA  20190
                                             (a broadband and communications
                                             company)

James L. Barksdale          Director         Partner,
                                             The Barksdale Group
                                             c/o AOL Time Warner*
                                             (a venture capital firm)

Stephen F. Bollenbach       Director         President and Chief
                                             Financial Officer,
                                             Hilton Hotels Corporation
                                             c/o Hilton Hotels Corporation
                                             9396 Civic Center Drive
                                             Beverly Hills, CA  90210
                                             (hotel ownership and management)

Stephen M. Case             Director and     Chairman, AOL
                            Chairman         Time Warner*

Frank J. Caufield           Director         Partner,
                                             Kleiner Perkins Caufield & Byers
                                             2750 Sand Hill Road
                                             Menlo Park, CA  94025
                                             (a venture capital partnership)

Miles R. Gilbourne          Director         Director,
                                             AOL Time Warner*

*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                                 Principal Occupation or
Name                      Office                 Employment and Address
----                      ------                 ----------------------

Carla A. Hills            Director               Chairman and Chief
                                                 Executive Officer
                                                 Hills & Company
                                                 1200 19th Street, NW
                                                 Washington, DC 20036
                                                 (international trade and
                                                 investment consultants)

Gerald M. Levin           Director, and          Chief Executive
                          Chief Executive        Officer, AOL Time Warner*
                          Officer

Reuben Mark               Director               Chairman and Chief
                                                 Executive Officer
                                                 Colgate-Palmolive
                                                 Company
                                                 300 Park Avenue
                                                 New York, NY 10022
                                                 (consumer products)

Michael A. Miles          Director               Former Chairman and
                                                 Chief Executive Officer
                                                 of Philip Morris
                                                 Companies Inc., Director
                                                 of various companies
                                                 Three Lakes Drive
                                                 Northfield, IL 60093

Kenneth J. Novack         Director and           Director and Vice Chairman
                          Vice Chairman          AOL Time Warner*

Richard D. Parsons        Director               Co-Chief Operating Officer
                          and Co-Chief           AOL Time Warner*
                          Operating Officer



*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                                   Principal Occupation or
Name                       Office                  Employment and Address
----                       ------                  -----------------------

Robert W. Pittman          Director and            Co-Chief Operating Officer
                           Co-Chief Operating      AOL Time Warner*
                           Officer

Franklin D. Raines         Director                Chairman and Chief
                                                   Executive Officer
                                                   Fannie Mae
                                                   3900 Wisconsin Avenue NW
                                                   Washington, DC  20016-2806
                                                   (non-bank financial services
                                                   company)

R. E. Turner               Director,               Vice Chairman and Senior
                           Vice Chairman           Advisor, AOL Time
                           and Senior              Warner*
                           Advisor

Francis T.                 Director                Chairman of
Vincent, Jr.                                       Vincent Enterprises
                                                   (private investor),
                                                   and Director of Various
                                                   Companies
                                                   290 Harbor Drive
                                                   Stamford, CT 06902

Executive Officers Who Are Not Directors
----------------------------------------

Richard J. Bressler        Executive               Executive Vice President and
                           Vice President          Chief Executive Officer of
                                                   AOL Time Warner
                                                   Investments,
                                                   AOL Time Warner*

Paul T. Cappuccio          Executive Vice          Executive Vice President,
                           President,              General Counsel and Secretary
                           General Counsel         AOL Time Warner*
                           and Secretary


*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                                    Principal Occupation or
Name                     Office                     Employment and Address
----                     ------                     ----------------------

David M. Colburn         Executive                  Executive Vice President,
                         Vice President             AOL Time Warner*

J. Michael Kelly         Executive Vice             Executive Vice President
                         President and              and Chief Financial Officer,
                         Chief Financial            AOL Time Warner*
                         Officer

Kenneth B. Lerer         Executive Vice             Executive Vice President,
                         President                  AOL Time Warner*

William J. Raduchel      Executive Vice             Executive Vice President
                         President and              and Chief Technology
                         Chief Technology           Officer, AOL Time Warner*
                         Officer

Mayo S. Stuntz, Jr.      Executive Vice             Executive Vice President,
                         President                  AOL Time Warner*

George                   Executive Vice             Executive Vice President
Vradenburg, III          President for Global       for Global and Strategic
                         and Strategic Policy       Policy, AOL Time Warner*



*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX B
                                  -------

The following is a list of the directors and executive officers of Time Warner Inc. ("Time Warner"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of Time Warner, each person is a citizen of the United States of America.

                                                    Principal Occupation or
Name                     Office                     Employment and Address
----                     ------                     ----------------------

Spencer B. Hays          Director,                  Senior Vice President
                         Senior Vice President      and Deputy General
                         and Deputy General         Counsel,
                         Counsel                    AOL Time Warner*

Paul T. Cappuccio        Director, Executive        Executive Vice President
                         Vice President, General    and General Counsel,
                         Counsel and Secretary      AOL Time Warner*

Thomas W. McEnerney      Director and Vice          Vice President and General
                         President                  Counsel
                                                    AOL Time Warner*

Stephen M. Case          Chairman                   Chairman, AOL
                                                    Time Warner*

Gerald M. Levin          Chief Executive            Chief Executive
                         Officer                    Officer, AOL Time Warner*
                                                    Officer

Richard J. Bressler      Executive                  Executive Vice President
                         Vice President             and Chief Executive Officer
                                                    AOL Time Warner
                                                    Investments,
                                                    AOL Time Warner*

David M. Colburn         Executive                  Executive Vice President,
                         Vice President             AOL Time Warner*

*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                                    Principal Occupation or
Name                       Office                   Employment and Address
----                       ------                   ----------------------

J. Michael Kelly           Executive Vice           Executive Vice President
                           President and            and Chief Financial Officer,
                           Chief Financial          AOL Time Warner*
                           Officer

Kenneth B. Lerer           Executive Vice           Executive Vice President,
                           President                AOL Time Warner*

Kenneth J. Novack          Vice Chairman            Director and Vice Chairman
                                                    AOL Time Warner*

Richard D. Parsons         Co-Chief                 Co-Chief Operating Officer
                           Operating Officer        AOL Time Warner*

Robert W. Pittman          Co-Chief                 Co-Chief Operating Officer
                           Operating Officer        AOL Time Warner*

William J. Raduchel        Executive Vice           Executive Vice President
                           President                and Chief Technology
                                                    Officer, AOL Time Warner*

R. E. Turner               Vice Chairman            Vice Chairman and Senior
                           and Senior               Advisor, AOL Time
                           Advisor                  Warner*

Mayo S. Stuntz, Jr.        Executive Vice           Executive Vice President
                           President                AOL Time Warner*

George                     Executive Vice           Executive Vice President
Vradenburg, III            President                for Global and Strategic
                                                    Policy, AOL Time Warner*

Thomas W.                  Director,                Vice President
McEnerney                  Vice President           AOL Time Warner*



*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX C
                                  -------

The following is a list of the directors and executive officers of Time Warner Companies, Inc. ("TWC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TWC, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                    Office                    Employment and Address
----                    ------                    ----------------------

Richard J.              Director,                 Executive Vice President and
Bressler                Executive Vice            Chief Executive Officer of
                        President                 AOL Time Warner
                                                  Investments,
                                                  AOL Time Warner*

Richard D.              Director and President    Co-Chief Operating
Parsons                                           Officer,
                                                  AOL Time Warner*

Paul T. Cappuccio       Director, Executive       Executive Vice President,
                        Vice President, General   General Counsel and Secretary
                        Counsel and Secretary

Stephen M. Case         Chairman                  Chairman,
                                                  AOL Time Warner

David M. Colburn        Executive                 Executive Vice President,
                        Vice President            AOL Time Warner*

J. Michael Kelly        Executive Vice            Executive Vice President
                        President and             and Chief Financial Officer,
                        Chief Financial           AOL Time Warner*
                        Officer

Kenneth B. Lerer        Executive Vice            Executive Vice President,
                        President                 AOL Time Warner*


*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                                    Principal Occupation or
Name                        Office                  Employment and Address
----                        ------                  -----------------------

Gerald M. Levin             Chief Executive         Chief Executive Officer,
                            Officer                 AOL Time Warner*

Kenneth J. Novack           Vice Chairman           Director and Vice Chairman
                                                    AOL Time Warner*

Richard D. Parsons          Co-Chief                Co-Chief Operating Officer
                            Operating Officer       AOL Time Warner*

Robert W. Pittman           Co-Chief                Co-Chief Operating Officer
                            Operating Officer       AOL Time Warner*

William J. Raduchel         Executive Vice          Executive Vice President
                            President               and Chief Technology
                                                    Officer, AOL Time Warner*

Mayo S. Stuntz, Jr.         Executive Vice          Executive Vice President
                            President               AOL Time Warner*

R. E. Turner                Vice Chairman           Vice Chairman and Senior
                            and Senior              Advisor, AOL Time
                            Advisor                 Warner*

George                      Executive Vice          Executive Vice President
Vradenburg, III             President               for Global and Strategic
                                                    Policy, AOL Time Warner*










*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX D
                                  -------

The following is a list of the directors and executive officers of Warner Communications Inc. ("WCI"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of WCI, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                Office                        Employment and Address
----                ------                        ----------------------

Richard J.          Director and                  Executive Vice President
Bressler            Executive Vice                and Chief Executive Officer
                    President                     of AOL Time Warner
                                                  Investments,
                                                  AOL Time Warner*

Gerald M.           Chairman and Chief            Chief Executive Officer,
Levin               Executive Officer             AOL Time Warner*

Richard D.          Director                      Co-Chief Operating
Parsons                                           Officer, AOL Time
                                                  Warner*




*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX E
                                  -------

The following is a list of the directors and executive officers of American Television and Communications Corporation ("ATC"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. The principal executive office of ATC is 290 Harbor Drive, Stamford, CT 06902. To the best knowledge of ATC, each person is a citizen of the United States of America.

                                                  Principal Occupation or
Name                       Office                 Employment and Address
----                       ------                 ----------------------

Gerald M. Levin            Director,              Chief Executive
                           Chairman and           Officer,
                           Chief Executive        AOL Time Warner*
                           Officer

Richard D. Parsons         Director and           Co-Chief Operating
                           President              Officer,
                                                  AOL Time Warner*

Richard J. Bressler        Executive Vice         Executive Vice
                           President              President and Chief Executive
                                                  Officer of AOL Time Warner
                                                  Investments,
                                                  AOL Time Warner*






*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX F
                                  -------

The following is a list of the directors and executive officers of TW/TAE, Inc. ("TW/TAE"), setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of TW/TAE, each person is a citizen of the United States of America.

                                                       Principal Occupation or
Name                     Office                        Employment and Address
----                     ------                        ----------------------

Richard D. Parsons       Director and President        Co-Chief Operating
                                                       Officer,
                                                       AOL Time Warner*



*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX G
                                  -------

The following is a list of the directors and executive officers of FIBRCOM Incorporated, the general partner of Fibrcom Holdings, LP, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of FI, each person is a citizen of the United States.

                                                      Principal Occupation
Name                  Office                          or Employment Address
----                  ------                         ---------------------

Spencer B. Hays       Director and Vice President    Senior Vice President and
                                                     Deputy General Counsel,
                                                     AOL Time Warner*

John A. LaBarca       Director                       Senior Vice President,
                                                     Financial Operations,
                                                     AOL Time Warner*

Richard J. Davies     President                      Senior Vice President -
                                                     Corporate Development,
                                                     Time Warner Cable, a
                                                     division of Time Warner
                                                     Entertainment Company, L.P.
                                                     290 Harbor Drive
                                                     Stamford, CT  06902








*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.

                                  ANNEX H
                                  -------

The following is a list of the directors and executive offices of KBL Communications, Inc. ("KBL"), the managing general partner of Paragon Communications, a Colorado general partnership, setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. To the best knowledge of KBL, each person is a citizen of the United States of America.

                                                   Principal Occupation
Name                   Office                      or Employment Address
----                   ------                      ---------------------

Spencer B. Hays        Director and Senior         Senior Vice President and
                       Vice President              Deputy General Counsel,
                                                   AOL Time Warner*

John A. LaBarca        Director, Senior            Senior Vice President,
                       Vice President and          Financial Operations,
                       Controller                  AOL Time Warner*







*The business address of AOL Time Warner, Time Warner, TWC, WCI, TW/TAE, Fibrcom, FI, Paragon and KBL is 75 Rockefeller Plaza, New York, NY 10019.